UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 2
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Gemstone Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, no par value per share
(Title of Class of Securities)

368706206
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Benet J. O’Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$71,505,930.60	$2,810.18

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 55,004,562, the estimated maximum number of shares of common stock, no par value per share, of Genelabs Technologies, Inc. (the “Shares”) that may be acquired in this tender offer and merger (representing (i) 43,684,465 Shares issued and outstanding, (ii) 3,693,966 Shares issuable upon the exercise of outstanding options and (iii) 7,626,131 Shares issuable upon the exercise of outstanding warrants) and (b) the offer price of $1.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,244.33	Filing Party: Gemstone Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO	Date Filed: November 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on December 3, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on November 12, 2008, as amended by Amendment No. 1 filed on November 21, 2008 (the “Schedule TO”), and relates to the offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Genelabs Technologies, Inc., a California corporation (“Genelabs”), at a price of $1.30 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and GSK.
     All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO.
Items 1-11.
The Offer to Purchase is hereby amended by:
Replacing the first sentence of the third paragraph of Section 1 entitled “Terms of the Offer” in its entirety as follows:
“We expressly reserve the right (but are not obligated), at any time or from time to time prior to the expiration of the Offer, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except that we reserve the right to waive or otherwise modify or amend those conditions of the Offer that depend upon receipt of government regulatory approvals at any time prior to the acceptance of Shares for payment.”
Adding the following sentence at the end of the tenth paragraph of Section 1 entitled “Terms of the Offer”:
“In the event Purchaser reduces the Minimum Tender Condition to the Option Exercise Minimum Number, Purchaser will, if necessary, extend the Offer so that a minimum of five business days remain before the expiration of the Offer following such reduction in the Minimum Tender Condition.”

Adding the following sentence at the end of the fourteenth paragraph of Section 1 entitled “Terms of the Offer”:
“Any subsequent offering period will be disclosed, by public announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.”
Replacing the first sentence of Section 2 entitled “Acceptance for Payment and Payment for Shares” in its entirety as follows:
“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the Expiration Date.”
Adding the following sentence at the end of Section 13 entitled “Conditions of the Offer”:
“On December 3, 2008, GSK and Purchaser waived the condition to the Offer referred to in clause 2(b) above solely to the extent such condition would not be satisfied as a result of the fact that the putative shareholder class action lawsuit, Lanre Rotimi Rollover IRA v. Genelabs Technologies, Inc., et al. is pending in the United States District Court Northern District of California, San Francisco Division (the “Lanre Rotimi Lawsuit”). As of December 3, 2008, there was no decree, judgment, order or injunction entered pursuant to the Lanre Rotimi Lawsuit. The entry of a decree, judgment, order or injunction in such lawsuit or otherwise may trigger additional conditions to the Offer, including but not limited to the condition to the Offer referred to in clause 2(a) above, and GSK and Purchaser specifically reserve the right to assert their rights pursuant to those conditions. Furthermore, GSK and Purchaser reserve the right to assert their rights pursuit to the condition to the Offer referred to in clause 2(b) with respect to any other lawsuit.”
The press release issued by GSK announcing this waiver is attached hereto as Exhibit (a)(1)(I).
Replacing the last sentence of Section 13 entitled “Conditions of the Offer” in its entirety as follows:
“The failure of SKB or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer, except that those conditions that depend upon receipt of government regulatory approvals may be asserted at any time prior to the acceptance of Shares for payment.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a)(1)(I)	Text of press release issued by GSK on December 3, 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc
By:	/s/ Simon M. Bicknell
	Name:	Simon M. Bicknell
	Title:	Secretary

Gemstone Acquisition Corporation
By:	/s/ Carol G. Ashe
	Name:	Carol G. Ashe
	Title:	Authorized Signatory

Dated: December 3, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2008*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of press release issued by GSK and Genelabs, dated October 29, 2008 (incorporated by reference to Schedule TO-C filed by GSK with the Securities and Exchange Commission on October 29, 2008)*

(a)(1)(G)	Text of press release issued by GSK on November 12, 2008*

(a)(1)(H)	Form of summary advertisement, published November 12, 2008*

(a)(1)(I)	Text of press release issued by GSK on December 3, 2008

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs*

(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of October 29, 2008, among Purchaser, SKB and certain shareholders of Genelabs*

(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between SKB and Genelabs*

(g)	Not applicable

(h)	Not applicable

* Previously filed on November 12, 2008.